Exhibit 99.1

Perion Integrates Amazon Publisher Services (APS) Through the Vidazoo
Platform to Expand Reach of High-Quality Demand to More Publishers

The Vidazoo platform leverages APS’s unified auction to remove friction for publishers, provide demand through a server-to-server marketplace, reduce page load latency and improve user experience

New York & Tel Aviv– January 17, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), connecting advertisers with consumers through technology across all major digital channels, announced today that it integrated its Vidazoo video monetization platform with Amazon Publisher Services (APS).

The integration includes two prominent APS services:

●
Transparent Ad Marketplace (TAM) - which enables Vidazoo to attract more publishers to its smart video monetization platform, forming direct integrations with publishers using a single server-to-server call.

●
Unified Ad Marketplace (UAM) - which enables multiple publisher connections through a unified service, a single integration and a reporting dashboard, enabling more publishers access to Vidazoo’s valuable demand.

Both of these industry-leading services will now enable APS-connected publishers to easily integrate and collaborate with the Vidazoo video platform. By doing so, Vidazoo will be poised to tap into a significant volume of premium demand from leading advertisers. Both APS and Vidazoo are committed to offering publishers complete transparency, control and brand safety, which this integration makes possible, all supported by Amazon Publisher Services’ scalable and efficient cloud infrastructure.

“Vidazoo platform is a central part of Perion’s diversified offering. This collaboration with Amazon Publisher Services will enable us to significantly advance our mission of working with the industry’s leading publishers and connecting them with premium advertisers,” said Tal Jacobson, CEO of Perion. “Today’s consumers demand lightning-fast page loads and virtually no latency. Connecting publishers via a single call, will bring satisfaction to users and improved performance and ROI lift to brands”.

“Vidazoo's recent integration of Amazon Publisher Services will help increase demand among APS-connected publishers, across both our Transparent Ad and Unified Ad Marketplaces. In addition to their robust display capabilities, Vidazoo's expertise in digital video, which spans diverse creative formats, will further enhance users' online experience and resulting publisher monetization.” said Bryan Everett, Global Head of Third-Party Demand, Amazon Publisher Services (APS).

The Vidazoo platform enhances publisher returns through advanced ad impressions, user engagement and revenue strategies. Vidazoo's unique video and display technology stack, alongside dedicated in-house teams for development, ad-ops and demand, positions it as a top-tier global monetization platform. As part of Perion, Vidazoo has expanded its reach and capabilities, continuously innovating across web and mobile. Perion  is committed to driving the future of digital advertising with every impression.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers. For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com